

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Kathryn A. Romano
Chief Accounting Officer
Krystal Biotech, Inc.
2100 Wharton Street, Suite 701
Pittsburgh, PA 15203

> **Re: Krystal Biotech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed Feberuary 27, 2023**
> **File No. 001-38210**

Dear Kathryn A. Romano:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Research and Development Expenses, page 60

1. Given the importance of research and development expenses to your business model and the multiple product candidates under development, please revise future filings to disclose total costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting Branch Chief, at (202) 551-3662 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences